UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2006

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Changes to KT Corporation’s Holdings in KTF

Reporting Date		Number of shares held by KT Corporation[1]
		Description	Number of shares	Ratio (%)
Previous reporting date	April 6, 2006	Common shares	112,373,600	55.74
		Preferred	—	—

		Total	112,373,600	55.74

Current reporting date	May 2, 2006	Common shares	114,683,490	56.88
		Preferred	—	—

		Total	114,683,490	56.88

Changes		Common shares	2,309,890	1.14
		Preferred	—	—

		Total	2,309,890	1.14

[1]	The number of shares held by KT Corporation includes 20,176,309 shares held by NTT DoCoMo, Inc., our partner in strategic alliance.

Response to a Request for Disclosure

There has been a request for a disclosure regarding whether KT Corporation is planning to establish an internet broadcasting station in the city of New York. KT Corporation has obtained the domestic patent on the business model of internet news network in April 2006, and the international patent is expected to be approved by the end of 2006. KT Corporation may consider establishing an internet news broadcasting station after international patent is approved, but is not considering involvement in such business at present time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 18, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director